Exhibit (a)(1)(T)
EMAIL REGARDING ACTUAL EXCHANGE RATIOS
To: Eligible Optionholders
Date: July 10, 2009
Subject: Aspect Medical Systems Offer to Exchange Certain Outstanding Stock Options for New Stock Options
     Today is the last day to elect to exchange your eligible options as part of the Aspect Medical Systems, Inc. Offer to Exchange Certain Outstanding Options for New Stock Option Grants (referred to as the “Offer to Exchange”). The Offer to Exchange will expire at 11:59 p.m., Eastern Time, today, July 10, 2009.
     If you would like to participate in this offer, you must properly complete and deliver to me an election to participate on the Election Form before 11:59 p.m., Eastern Time, today, July 10, 2009. You must use one of the following means to deliver your signed Election Form:
By Mail or Courier
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Attention: Kelley Forrest, Sr. Director, Human Resources
Phone: (617) 559-7110
By Facsimile
Aspect Medical Systems, Inc.
Attention: Kelley Forrest, Sr. Director, Human Resources
Facsimile: (617) 344-6126
By Hand or Interoffice Mail
Attention: Kelley Forrest, Sr. Director, Human Resources
By Email (By PDF or similar imaged document file)
kforrest@aspectms.com
     Only elections that are complete and actually received by the deadline will be accepted.
     If you have questions, please direct them to me by e-mail to kforrest@aspectms.com.
     We are sending this e-mail to you to notify you of the final exchange ratios and the exercise price of new options. Below is a table that you can use to calculate the number of shares that would be subject to each new option compared to the number of shares subject to your eligible options based on the final exchange ratios. Also attached is a calculator that you can use to calculate the number of new options that you would receive in exchange for your eligible options based on the final exchange ratios, which are set forth below.
Final Exchange Ratios Applicable to Eligible Options.
     Utilizing the Black-Scholes value of the new options and eligible options determined based on a per share stock price of $5.99, which was the closing price of our common stock on July 10, 2009, the final exchange ratios applicable to eligible options granted under the Aspect Medical Systems, Inc. 1998 Stock Incentive Plan, as amended and the Aspect Medical Systems, Inc. 2001 Stock Incentive Plan, as amended are as follows:

1998 Stock Plan Options

Exchange Ratio -
Exercise Price	$5.99 Stock Price
$15.000	28:1
$23.625	27:1
$24.500	32:1
$28.625	127:1
$47.875	6625:1
2001 Stock Plan Options

Exchange Ratio -
Exercise Price	$5.99 Stock Price
$15.230	2:1
$15.590	2:1
$15.660	3:1
$16.150	3:1
$16.980	3:1
$17.000	3:1
$17.300	3:1
$17.990	3:1
$18.200	3:1
$20.610	3:1
$26.790	3:1
$27.000	3:1
$29.250	3:1
$31.800	4:1
$32.330	4:1
$34.900	4:1
Conference Call
At 7:00 p.m., Eastern Time, today, we will host a meeting via conference call for all eligible optionholders both as a further means of disclosing the final exchange ratios disclosed above and to answer any remaining questions that you may have.
The dial in number for the conference call is:
International Access Phone Number: +1 3032482990
7-Digit Access Code: 5597110.